                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Landec Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   514766 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Nicholas J. Tompkins, 193 Oak Lane, Arroyo Grande, CA 93420
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box____.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP NO. 514766104                                    PAGE   1   OF   4   PAGES
                                                            -----    -----
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
--------------- -------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                NICHOLAS J. TOMPKINS
                KATHLEEN TOMPKINS
--------------- -------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) / /
                                                                                             (b) / /
--------------- -------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- -------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                SC
--------------- -------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO             / /
                  ITEMS 2(d) or 2(e)

--------------- -------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                USA
----------------------- ------ ----------------------------------------------------------------------
                        7      SOLE VOTING POWER
                               0

      NUMBER OF         ------ ----------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY              833,333
       OWNED BY
        EACH            ------ ----------------------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH
                       ------ ----------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               833,333
--------------- -------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                833,333
--------------- -------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         / /

--------------- -------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                APPROXIMATELY 5.2%
--------------- -------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
--------------- -------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
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CUSIP NO. 514766104                                    PAGE   2   OF   4   PAGES
                                                            -----    -----
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Item 1 - Security and Issuer
         (a) - Securities
              COMMON STOCK
         (b) - Issuer
              LANDEC CORPORATION
              3603 HAVEN AVENUE
              MENLO PARK, CA  94025

Item 2 -  Identity and Background

         (a) - Name of Person Filing
              NICHOLAS J. TOMPKINS AND KATHLEEN TOMPKINS
         (b) - Residence or Business Address
               193 OAK GROVE LANE
               ARROYO GRANDE, CA  93420

         (c) - Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         MR. TOMPKINS IS THE PRESIDENT OF APIO, INC., LOCATED AT 4575 MAIN STREET, GUADALUPE, CA 93434.

         MRS. TOMPKINS IS UNEMPLOYED.

         (d) - Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         NO.

         (e) - Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the term of such judgment, decree or final order; and

         NO.

         (f) - Citizenship

         U.S. CITIZENS


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                                  SCHEDULE 13D
--------------------------------------                 -------------------------
CUSIP NO. 514766104                                    PAGE   3   OF   4   PAGES
                                                            -----    -----
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Item 3 - Source and Amount of Funds or Other Consideration

         THE SHARES WERE ACQUIRED BY MR. TOMPKINS AND MRS. TOMPKINS PURSUANT TO AN AGREEMENT AND PLAN OF MERGER AND PURCHASE AGREEMENT, DATED AS OF NOVEMBER 29, 1999, (THE "MERGER AGREEMENT") BY AND AMONG LANDEC CORPORATION, NEW APIO, A DELAWARE CORPORATION, APIO, INC., A DELAWARE CORPORATION, SOUTH COAST, A CALIFORNIA CORPORATION, PACIFIC WEST, A CALIFORNIA CORPORATION, CAL EX, A CALIFORNIA CORPORATION, APIO PRODUCE SALES, A CALIFORNIA GENERAL PARTNERSHIP AND EACH OF THE RESPECTIVE SHAREHOLDERS OR CONSTITUENT PARTNERS OF THE FOREGOING ENTITIES AS LISTED ON SCHEDULE 4.6 OF THE MERGER AGREEMENT (THE "MERGER").

         MR. TOMPKINS AND MRS. TOMPKINS ACKNOWLEDGE THAT THE DEADLINE FOR FILING THIS SCHEDULE 13(d) PURSUANT TO RULE 13d-1(a) OF THE SECURITIES EXCHANGE ACT OF 1934, DECEMBER 12, 1999, HAS PASSED.


Item 4 - Purpose of Transaction

         THE SHARES WERE ACQUIRED PURSUANT TO THE MERGER.

Item 5 - Interest in Securities of the Issuer

         (a) - State the aggregate number and percentage of the class securities identified pursuant to Item 1 beneficially owned by each person named in Item 2. The above mention information should also be furnished with respect to persons who, together with any of the persons named in Item 1, comprise a group within the meaning of Section 13(d)(3) of the Act.

         833,333 SHARES OF COMMON STOCK, REPRESENTING APPROXIMATELY 5.2% OF THE COMMON STOCK OUTSTANDING, WERE ACQUIRED BY MR. AND MRS. TOMPKINS ON NOVEMBER 29, 1999. MR. TOMPKINS TRANSFERRED 40,500 SHARES OF COMMON STOCK ON APRIL 18, 2001. THEREFORE, MR. AND MRS. TOMPKINS OWN 792,833 SHARES OF COMMON STOCK, REPRESENTING APPROXIMATELY 4.9% OF THE COMMON STOCK OUTSTANDING.

         (b) - For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

         AS OF DECEMBER 2, 1999, MR. AND MRS. TOMPKINS SHARED THE POWER TO VOTE 833,333 SHARES AND HAD NO SOLE VOTING POWER. AFTER GIVING EFFECT TO MR. TOMPKIN'S TRANSFER OF 40,500 SHARES OF COMMON STOCK ON APRIL 18, 2001 AS DESCRIBED IN ITEM 5(a), MR. AND MRS. TOMPKINS SHARE THE POWER TO VOTE 792,833 SHARES AND HAVE NO SOLE VOTING POWER.

         (c) - Describe any transaction in the class of securities reported on that were effected during the past 60 days or since the most recent filing on
Schedule 13d, whichever is less, by the persons named in response to paragraph
(a).

         NONE


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                                  SCHEDULE 13D
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CUSIP NO. 514766104                                    PAGE   4   OF   4   PAGES
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         (d) - If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         NONE

         (e) - if applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

         NOT APPLICABLE

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         NONE

Item 7 - Material to be Filed as Exhibits

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  APRIL 30, 2001                     /s/ Nicholas J. Tompkins
                                          --------------------------------------
                                          NICHOLAS J. TOMPKINS

                                          /s/ Kathleen Tompkins
                                          --------------------------------------
                                          KATHLEEN TOMPKINS

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)